STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

August 21, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Kathy Churko

Re:	Lazard World Dividend & Income Fund, Inc.
(Registration No: 811-21751; 333-124045)

Ladies and Gentlemen:

On July 24, 2014 we received comments from Ms. Kathy Churko of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the annual report included within the Form N-CSR filed by Lazard World Dividend & Income Fund, Inc. (the "Fund") for the fiscal year ended December 31, 2013, filed with the Commission on March 11, 2014, and we are submitting this letter to respond to the Staff's comments.  For the convenience of the Staff, those comments have been restated below in their entirety, and the Fund's response is set out immediately following each comment.

1.
Comment:  Note 3 to the financial statements states that the Fund's investment management fee is 0.90% of the Fund's average daily "Total Leveraged Assets" and sets forth the annual fee payable assuming the Fund is fully leveraged (1.35%).  Please also disclose the investment management fee as a percent of net assets based on the amount of leverage used during the reporting period (i.e., the effective investment management fee).

Response:  We have been advised by Fund management that the Fund will disclose the investment management fee as a percentage of net assets based on the amount of leverage used during the period ended June 30, 2014 in the notes to the semi-annual financial statements dated June 30, 2014 and will continue to disclose such fee in future financial statements.

2.
Comment:  Form N-2 requires certain information about senior securities, including bank loans, to be included in the Financial Highlights.  Please include the required information for the Fund's credit line.

Response:  We have been advised by Fund management that the Fund intends to include the requested information in the semi-annual financial statements dated June 30, 2014 and will continue to include such information in future financial statements.

*    *    *    *    *

We hope the Staff finds this letter responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding this letter, they should call the undersigned at 212.806.5698.

Very truly yours,

/s/ Kirk Anderson
Kirk Anderson

cc:           Stephen St. Clair
Tamar Goldstein
Janna Manes

LAZARD WORLD DIVIDEND & INCOME FUND, INC.
30 Rockefeller Plaza
New York, New York  10112

August 21, 2014

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Kathy Churko

Re:	Lazard World Dividend & Income Fund, Inc. (the "Fund")
Report on Form N-CSR for Period Ended December 31, 2013 (the "Report")

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Report;
•	Staff comments or changes to disclosure in response to Staff comments on the Report do not foreclose the Commission from taking any action with respect to the Report; and
•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LAZARD WORLD DIVIDEND & INCOME FUND, INC.

By:           /s/ Tamar Goldstein
Name:      Tamar Goldstein
Title:       Assistant Secretary